

May 26, 2022

Stalin Cruz
Chief Financial Officer
Community Redevelopment Inc.
20295 NE 29th Place, #200
Aventura, FL 33180

      Re: Community Redevelopment Inc.
          Form 10-K for fiscal year ended December 31, 2021
          Filed April 1, 2022
          File No. 000-26439

Dear Stalin Cruz:

      We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Form 10-K for fiscal year ended December 31, 2021

Item 9. Controls and Procedures, page 15

1.   Please amend to provide your conclusion as of December 31, 2021, that if true, your internal control over financial reporting was not effective as of such date given such date differs from the assessment date disclosed. Refer to Item 308(a)(3) of Regulation S-K.

Item 8. Financial Statements and Supplementary Data
Report of Independent Registered Public Accounting Firm, page F-1

2.   Given the omission of your consolidated statement of stockholders' equity (deficit) for the fiscal year ended December 31, 2020, and reference to "year then ended" in the report provided by your independent registered public accounting firm, please amend your filing to have your auditor amend its report to affirmatively opine on the financial statements for the years ended December 31, 2021 and 2020.

Income Statement, page F-3

3.   We note your disclosures in Note 2 for recording the changes in fair value of equity method investments within your consolidated income statements, as well as your inclusion of Unrealized gain (loss) on investments as a part of Net loss for the fiscal year ended December 31, 2021 used to calculate Basic income (loss) per share. However, you appear to categorize of Unrealized gain (loss) on investments as a component of Other comprehensive income. Please tell us how you considered Rule 5-03.12 and .13 of Regulation S-X in preparing your income statement, and amend to revise your disclosure or advise as necessary.

Consolidated Statement of Stockholders' Equity (Deficit), page F-4

4.   Please amend to provide your audited Consolidated Statement of Stockholders' Equity (Deficit) for the fiscal year ended December 31, 2020; refer to Rule 3-04 of Regulation S-X.

5.   It appears you effected a 100:1 reverse stock split during fiscal year ended December 31, 2021. Please address the following, and amend to revise or advise as appropriate:
   • Tell us how your current disclosure including the Reverse split (100:1) adjustment complies with SEC Staff Accounting Bulletin Topic 4C to retroactively give effect to your change in the capital structure. In your response, address why you continue to reflect a similar amount of outstanding shares of common stock as of December 31, 2020 herein as also reflected in your audited balance sheet as of December 31, 2020 contained in Amendment 4 to Form 10-12G filed June 28, 2021, the filing date of which appears to be prior to your reverse stock split;
   • Further, tell us how you reflected the reverse stock split in presenting your authorized shares, as it appears that the decrease in authorized shares from 3 billion to 500 million discussed in Note 4 reflects a reduction in authorized shares in preparation for the merger.

Note 5 - Investments in Advances to Real Estate Joint Ventures, page F-12

6.   We note that your independent registered public accounting firm indicates that Red Hills Capital Advisors LLC is a wholly-owned subsidiary. To help us better understand the September 20, 2021 merger agreement with Red Hills Capital Advisors LLC, please tell us how you accounted for the transaction at the acquisition date, confirming whether you acquired all of Red Hills Capital Advisors LLC. In your response, provide us a thorough analysis regarding your basis for omitting financial statements of the acquired business pursuant to Rule 8-04 of Regulation S-X.

Notes to Consolidated Financial Statements
Note 6 - Noncontrolling Interests, page F-13

7. Your disclosure indicates you acquired ownership interests in eight consolidated ventures which have noncontrolling interests of $18,471,239 as of December 31, 2021. Please address the following:
    - Tell us to what the balance of $18.47 million Investments in real estate membership interests as of December 31, 2021 relates. If this represents your interest in unconsolidated entities, tell us how you considered the requirements to provide financial information for significant equity method investees that constitute over 20 percent of your consolidated assets pursuant to Rule 8-03(b)(3) of Regulation S-X;
    - If such amount is your interest in consolidated entities, tell us how you determined that you should consolidate such investments given your ownership interests for each joint venture is less than 50%. Additionally given that you have not reflected a balance in noncontrolling interests as of December 31, 2021, tell us how you have accounted for such consolidated investments and presented interests in such joint ventures which you consolidate but do not own.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Mark Rakip, Staff Accountant at 202.551.3573 or Shannon Menjivar, Accounting Branch Chief at 202.551.3856 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction